

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to __________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
15 Stanhope Gate
London W1Y 6LN
England

REQUIRED INFORMATION

1. Financial Statements:

The following financial information the **AstraZeneca Savings and Security Plan** is submitted herewith:

Report of Independent Registered Public Accounting Firm;

Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and 2007;

Statements of Changes in Net Assets Available for Plan Benefits for the three years ended December 31, 2008; and

Notes to Financial Statements.

Supplemental Schedule of Assets (held at year end).

The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: June 23, 2009

By: 

G. M. Engelmann
Chair, AstraZeneca Investment Committee

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AstraZeneca PLC:

We consent to the incorporation by reference in the registration statement (no. 333-9062) on Form S-8 of AstraZeneca PLC of our report dated June 23, 2009 with respect to the statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2008, and the related supplemental schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the AstraZeneca Savings and Security Plan.

Our report on the financial statements refers to the Plan's adoption of Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements*, on January 1, 2008.

KPMG LLP

Philadelphia, Pennsylvania
June 23, 2009



ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

ASTRAZENECA SAVINGS AND SECURITY PLAN
Table of Contents
December 31, 2008 and 2007



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Participants of the AstraZeneca Savings and Security Plan,
the AstraZeneca Investment Committee and the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in note 5 to the financial statements, the Plan adopted Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements*, on January 1, 2008.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 23, 2009

ASTRAZENECA SAVINGS AND SECURITY PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2008 and 2007

	2008	2007
ASSETS		
Investments:		
Common stock fund – AstraZeneca PLC ADRs	$ 114,619,890	$ 116,607,638
Investment contracts with insurance companies	179,850,320	183,078,835
Investments in mutual funds	837,838,537	1,266,974,755
Investment in commingled fund	74,171,974	129,778,277
Investments in money market funds and other	122,282,385	75,329,728
Participant loans	23,415,344	23,238,195
Total investments	1,352,178,450	1,795,007,428
Employer contribution receivable	936,493	1,019,670
Net assets reflecting investments	1,353,114,943	1,796,027,098
Adjustment from fair value to contract value for fully benefit-responsive investment contracts with insurance companies	5,497,583	-
Net assets available for plan benefits	$ 1,358,612,526	$ 1,796,027,098

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN
Statements of Changes in Net Assets Available for Plan Benefits
For the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Investment (loss) income:			
Net (depreciation) appreciation in fair value of investments	$ (523,437,778)	$ 5,027,327	$ 140,858,228
Interest and dividends	47,078,474	67,421,999	55,458,950
Total investment (loss) income	(476,359,304)	72,449,326	196,317,178
Contributions:			
Employer	66,056,615	52,507,141	50,778,779
Participants	111,862,789	118,614,657	112,768,276
Rollovers	4,619,357	9,508,435	8,527,178
Total contributions	182,538,761	180,630,233	172,074,233
Deductions:			
Benefits paid to participants and rollovers	143,540,258	145,782,140	114,061,650
Administrative expenses	53,771	62,000	37,723
Total deductions	143,594,029	145,844,140	114,099,373
Net (decrease) increase	(437,414,572)	107,235,419	254,292,038
Net assets available for plan benefits:			
Beginning of the year	1,796,027,098	1,688,791,679	1,434,499,641
End of the year	$ 1,358,612,526	$ 1,796,027,098	$ 1,688,791,679

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN
Notes to Financial Statements
December 31, 2008 and 2007

1. Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established on April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated as the Plan sponsorship transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the "Company"). Regular full-time and part-time employees of the Company and AstraZeneca LP ("AZLP") are immediately eligible to participate in the Plan. The Company is an indirect wholly owned subsidiary of AstraZeneca PLC. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts ("ADRs"), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the "Act").

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca Compensation and Benefits Committee.

Administrative Expenses:

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative expenses included in the statement of changes in net assets relate to participant distribution mailings and short-term trading fees applicable to certain investment options. These amounts are paid by the Plan, as a reduction from the participants' account.

Contributions:

Participants can make before-tax or after-tax contributions of up to 50% of annual eligible compensation. Prior to January 1, 2008, the maximum amount of the Company match was 75 cents for each dollar of the first 6% of eligible compensation that a participant contributed to the Plan. Effective January 1, 2008, the maximum amount of the Company match is one dollar for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

1. Description of Plan, continued:

Contributions, continued:

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation ("Fixed Company Contributions") for those participants who meet the eligibility requirements of Benefit Schedule B under the Rider 1 (the "legacy Zeneca provisions") of the AstraZeneca Defined Benefit Pension Plan. The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code*. Both employee and Company contributions are allocated to each participant account. The amounts paid to the trustee are invested in the investment funds designated by the participant.

Participant Accounts:

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment income (loss). Investment income (loss) allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. Prior to January 1, 2007, a participant became fully vested in his or her Fixed Company Contributions upon death, disability, attainment of retirement age (65), or the completion of five years of service. A participant who is credited with at least one hour of service on or after January 1, 2007, becomes fully vested in his or her Fixed Company Contributions upon death, disability, attainment of retirement age or the completion of three years of service.

Participant Loans:

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years. Interest rates are based on the prime rate published in the Wall Street Journal on the first calendar day of the month in which the loan is taken and remains fixed over the life of the loan. As of December 31, 2008, the interest rates on the participant loans range from 4% to 11%.

Payment of Benefits:

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). A participant who terminates may only receive a distribution of the vested portion of his or her accounts in the form of a lump-sum amount. In addition, a participant may elect to withdraw all or part of his or her account in special circumstances, as defined by the Plan.

1. Description of Plan, continued:

Forfeited Accounts:

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. Forfeitures used to reduce Fixed Company Contributions were insignificant to the Plan for the years ended December 31, 2008, 2007, and 2006.

2. Significant Accounting Policies:

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

Shares of common stock are valued at the period-end market price. Shares of registered investment companies are valued at quoted market prices. Purchases and sales of investments are recorded on the trade date.

Investment contracts, which are fully benefit responsive, represent the net contribution plus interest at the contract rate. As described in Financial Accounting Standards Board ("FASB") Staff Position, FSP AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts with insurance companies as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2008. As of December 31, 2007, contract value approximated fair value requiring no adjustment to the Statement of Net Assets Available for Plan Benefits.

Dividend income is recorded on the ex-dividend date. The appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for plan benefits. Interest income is accrued as earned.

Payment of Benefits:

Benefit payments are recorded when paid.

2. Significant Accounting Policies, continued:

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

3. Investments:

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2008 and 2007:

	2008	2007
Common stock fund - AstraZeneca PLC ADRs	$ 114,619,890	$ 116,607,638
Asset Allocation Fund	74,171,974	129,778,277
T Rowe Price Small Cap Value Fund	99,037,001	147,652,407
Vanguard Growth Index Fund	85,635,546	146,060,787
Vanguard Institutional Index Fund	161,499,118	272,172,312
Vanguard Mid Cap Index Fund	-	94,482,708
Vanguard Prime Money Market	73,825,465	-
Vanguard Total Bond Market Index	74,746,506	-
Vanguard Value Index Fund	69,126,336	117,001,687

During 2008, 2007, and 2006, the Plan's investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007	2006
Mutual funds	$ (481,054,278)	$ 19,922,018	$ 99,813,941
Common stock fund	2,102,129	(23,652,507)	18,442,417
Commingled funds	(44,485,629)	8,757,816	22,601,870
	$ (523,437,778)	$ 5,027,327	$ 140,858,228

4. Investment Contracts with Insurance Companies:

The Plan invests in a portfolio of benefit-responsive guaranteed investment contracts issued by insurance companies. The AstraZeneca Investment Committee manages the portfolio, and Fiduciary Capital Management is the portfolio's advisor. The portfolio is credited with interest on the guaranteed investment contracts and may be debited for participant withdrawals. Participants may direct the withdrawal or transfer of all or a portion of their investment.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for the years ended December 31, 2008, 2007, and 2006.

5. Fair Value Measurements

On January 1, 2008, the Plan adopted FASB Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 establishes a framework for measuring fair value and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs other than Level 1 that are observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Investment contracts with insurance companies: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable duration considering the credit-worthiness of the issuer.

Mutual fund: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Commingled fund: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Money market fund: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Participant loans: Valued at unpaid principal.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. Fair Value Measurements, continued:

The following table lists the fair values of investments as of December 31, 2008:

	Fair Value Measurements Using Input Levels:			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock fund	$114,619,890	$ -	$ -	$ 114,619,890
Investment contracts with insurance companies	-	179,850,320	-	179,850,320
Mutual funds	837,838,537	-	-	837,838,537
Commingled fund	-	74,171,974	-	74,171,974
Money market funds	122,282,385	-	-	122,282,385
Participant loans	-	-	23,415,344	23,415,344
Total investments measured at fair value	$1,074,740,812	$254,022,294	$23,415,344	$1,352,178,450

The following table sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

	Level 3 Assets Participant Loans
Balance as of January 1, 2008	$ 23,238,195
Issuances, repayments and settlements, net	177,149
Balance as of December 31, 2008	$ 23,415,344

The Plan has $254,022,294 of investments in alternative investment funds which are reported at fair value. For $74,171,974 of those investments, the Plan has concluded that the net asset value reported by the underlying fund approximates the fair value of the investments. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan's interests in the funds. Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable. When transactions do occur in this limited secondary market, they may occur at discounts to the reported net asset value. It is therefore reasonably possible that if the Plan were to sell these investments in the secondary market a buyer may require a discount to the reported net asset value, and the discount could be significant.

The FASB recently added a project to its agenda to provide guidance on applying fair value to investments in alternative investment funds. The guidance resulting from this project may impact the carrying amount of such investments in future periods.

6. Internal Revenue Service Status:

On August 25, 2008, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective January 1, 2006, qualified under the applicable provisions of the *Internal Revenue Code*. The plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the *Internal Revenue Code*.

7. Plan Termination:

Although it has not expressed any intent to do so, the AstraZeneca Compensation and Benefits Committee has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA and other applicable laws.

8. Party-in-Interest Transactions:

Certain Plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

9. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Plan No. 002 EIN 23-2967016

Schedule H, Line 4i

Description	Fair value
Common stock fund:	
* AstraZeneca PLC ADRs	$ 114,619,890
Investment contracts with insurance companies (AstraZeneca – Stable Value Fund):	
Genworth Life & Annuity I	12,397,163
Hartford Life Insurance Company	9,723,935
ING Aetna	16,860,041
Jackson National Life	13,069,149
John Hancock Mutual Life Insurance	2,947,912
Massachusetts Mutual	9,723,655
Metropolitan Life Inc.	13,054,758
Monumental Life Insurance Company	16,752,758
Mutual of America	6,858,510
New York Life Insurance Company	24,832,688
Ohio National Life Insurance	9,632,651
Pacific Life Insurance Company	14,881,422
Principal Life Insurance	11,586,623
Protective Life Insurance	5,938,186
Prudential Insurance Company of America	11,590,869
	179,850,320
Investments in mutual funds:	
AF Fundamental Investors R5	17,049,051
*Fidelity Diversified International	2,650,267
*Fidelity OTC Portfolio	30,692,648
Glenmede Philadelphia International Fund	38,801,734
*Spartan International Index Fund	47,112,568
T Rowe Price Small Cap Value Fund	99,037,001
Vanguard Balanced Index Fund	39,020,718
Vanguard Explorer Admiral Fund	6,721,622
Vanguard Growth Index Fund	85,635,546
Vanguard Institutional Index Fund	161,499,118
Vanguard Mid Cap Index Fund	52,240,931
Vanguard Morgan Growth Fund	9,222,365
Vanguard PRIMECAP Core Fund	13,600,068
Vanguard Small Cap Index Institutional Fund	26,179,575
Vanguard Target Retirement 2005 Fund	719,067
Vanguard Target Retirement 2010 Fund	3,274,339
Vanguard Target Retirement 2015 Fund	12,502,894
Vanguard Target Retirement 2020 Fund	8,967,345
Vanguard Target Retirement 2025 Fund	13,480,393
Vanguard Target Retirement 2030 Fund	8,983,124
Vanguard Target Retirement 2035 Fund	7,646,969
Vanguard Target Retirement 2040 Fund	3,159,126
Vanguard Target Retirement 2045 Fund	2,627,725
Vanguard Target Retirement 2050 Fund	789,236
Vanguard Target Retirement Income Fund	2,352,265
Vanguard Total Bond Market Index Fund	74,746,506
Vanguard Value Index Fund	69,126,336
	837,838,537
Investment in commingled fund:	
Asset Allocation Fund	74,171,974
Investments in money market funds and other:	
* FMTC Institute Money Market Fund	46,534,827
Vanguard Prime Money Market Fund	73,825,465
Other Interest-Bearing Cash	1,922,093
	122,282,385
Total assets held for investment purposes	$ 1,328,763,106

* Party-in-interest

See accompanying report of independent registered public accounting firm.